Securities Service Network, LLC
(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc.)

Consolidated Financial Statement
and Supplementary Information

Year ended December 31, 2019

with Report of Independent Registered Public Accounting Firm

Securities Service Network, LLC

Consolidated Financial Statement
and Supplementary Information

Year ended December 31, 2019

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Service Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9729 Cogdill Road, Suite 301
(No. and Street)

Knoxville	Tennessee	37932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Patel 865-777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

130 North 18th Street, Suite 3000	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Patel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Service Network, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





Signature

Senior Vice-President/CFO

Title

LAURA M GREEN STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF KNOX

Notary Public

My Commission Expires
April 27, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER

EisnerAmper LLP
One Logan Square
130 North 18th Street, Suite 3000
Philadelphia, PA 19103
T 215.881.8800
F 215.881.8801
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Member of
Securities Service Network, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Securities Service Network, LLC and subsidiaries (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of the Company as December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
Philadelphia, Pennsylvania
February 28, 2020

3



Securities Service Network, LLC

Consolidated Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	10,754,034
Securities owned, at fair value		38,468
Deposits with clearing organizations		180,020
Receivable from clearing organizations and other third parties		13,820,318
Receivable from independent financial advisors		364,992
Notes receivable, net		163,314
Prepaid expenses and other assets		472,180
Contract acquisition costs, net		1,773,288
Deferred tax asset, net		7,299,724
Income taxes receivable		240,857
Right-of-use asset		75,179
Total assets	$	35,182,374

Liabilities and member's equity

Liabilities:

Payable to independent financial advisors	$	12,339,084
Accrued compensation		898,371
Accounts payable and other accrued expenses		1,195,660
Lease liability		75,622
		14,508,737
Member's equity		20,673,637
Total liabilities and member's equity	$	35,182,374

The accompanying notes are an integral part of these Consolidated Financial Statements.

Securities Service Network, LLC
Notes to Consolidated Financial Statement
December 31, 2019

1. Description of Business

Securities Service Network, LLC ("SSN") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The principal business activities of Securities Service Network, LLC and its wholly-owned subsidiaries (collectively, the "Company") are to provide support to its independent financial advisors through executing general securities transactions and by providing research support, risk management, and educational opportunities. In connection with its activities as a broker-dealer, the Company clears customer transactions through clearing brokers on a fully disclosed basis and holds no funds or securities for customers. The Company's success is largely dependent upon the securities market and retaining its advisors.

At December 31, 2019, the Company was a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("LTS"). Effective February 14, 2020, LTS became a wholly-owned subsidiary of Advisor Group Holdings, Inc., which is controlled by an investor group led by Reverence Capital Partners LLC. (See Note 8 for further information on the transaction.)

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of SSN and its wholly-owned subsidiaries SSN Agency, LLC, a New York state company, SSN Agency of Texas, LLC, a Texas state company, Network Agency of Alabama, LLC, an Alabama state company, Network Agency of Ohio, LLC, an Ohio state company, Network Agency and SSN Advisory, LLC, Tennessee state companies. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have maturities of less than three months, when purchased, to be cash and cash equivalents which amount to $10,754,034 at December 31, 2019.

Allowance for Doubtful Accounts

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

The Company also grants credit to its representatives, substantially all of whom are independent financial advisors that are geographically dispersed across the country.

2. Significant Accounting Policies (*continued*)

The Company uses the allowance method to account for uncollectible accounts receivable, and as of December 31, 2019, had an allowance for doubtful accounts of $60,000 for receivables included in notes receivable, net. The Company recorded $1,747 of bad debt expense in 2019.

Costs to Obtain a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer (independent financial advisor) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net in the consolidated statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors would not qualify for capitalization.

The Company pays fees to third-party recruiters and bonuses to employees for recruiting independent financial advisors to affiliate with the Company's independent advisory and brokerage firm, and thereby bring their client's accounts to the Company, which generates ongoing advisory fee revenue, commissions revenue, and monthly service fee revenue to the Company.

An additional cost to obtain an independent financial advisory may include forgivable loans. Forgivable loans take many forms, but they are differentiated by the fact that at inception the loan is intended to be forgiven over time by the Company. The loans are given as an inducement to attract independent financial advisors to become affiliated with the Company's independent advisory and brokerage firm. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the independent financial advisor's relationship period with the independent advisory and brokerage firm. The balance of contract acquisition costs, net was $1,773,288 as of December 31, 2019. Amortization on the contract acquisition costs totaled $353,479 in 2019. There were no impairments or changes to underlying assumptions related to contract acquisitions costs, net, for the period.

2. Significant Accounting Policies (*continued*)

Lease Accounting

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach and the option presented under ASU 2018-11 to transition only active leases as of January 1, 2019.

The Company elected to utilize the transition package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off the Company's consolidated statement of financial condition which resulted in recognizing those lease payments in the consolidated statement of operations on a straight-line basis over the lease term. The Company did not elect the hindsight practical expedient when determining lease terms.

Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities of approximately $377,213 and $377,213, respectively, as of January 1, 2019. The adoption of the new standard did not materially impact the Company's consolidated statement of operations or consolidated statement of cash flows. The Company's current lease arrangements expire through 2020.

The Company has an obligation as a lessee for office space. The Company classified the lease as an operating lease.

The non-cancelable office space obligation expires March 31, 2020. Payments due under the lease contract are fixed with lessor obligated to pay all taxes, insurance and maintenance. Because the Company is not reasonably certain to enter into a new lease agreement with the lessor, the respective future minimum payments are calculated through the current lease term.

Amounts reported in the consolidated statement of financial condition as of December 31, 2019 are as follows:

Operating lease ROU assets	$75,179
Operating lease liabilities	$75,622

Securities Service Network, LLC
Notes to Consolidated Financial Statement
December 31, 2019

2. Significant Accounting Policies (*continued*)

Future minimum lease payments of noncancelable leases of more than one year as of December 31, 2019 is as follows:

2020	$76,077
Total lease payments	$76,077
Less: imputed interest	(455)
Present value of lease payments	$75,622

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values at December 31, 2019, of financial assets and liabilities and information is provided on their classification within the fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quotes prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There were no Level 3 assets or liabilities at December 31, 2019.

Securities Service Network, LLC
Notes to Consolidated Financial Statement
December 31, 2019

3. Fair Value of Financial Instruments *(continued)*

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash and cash equivalents	$10,754,034	$10,754,034	$ -	$10,754,034
Securities owned, at fair value	38,468	-	38,468	38,468
Deposits with clearing organizations	180,020	-	180,020	180,020
Receivables from clearing organizations and other third parties	13,820,318	-	13,820,318	13,820,318
Receivables from independent financial advisors	364,992	-	364,992	364,992
Notes receivable, net	163,314	-	163,314	163,314
Contract acquisitions costs, net	1,773,288	-	1,773,288	1,773,288
Income taxes receivable	240,857	-	240,857	240,857
TOTALS	$27,335,291	$10,754,034	$16,581,257	$27,335,291
LIABILITIES				
Payable to independent financial advisors	$12,339,084	$ -	$12,339,084	$12,339,084
Accrued compensation	898,371	-	898,371	898,371
Accounts payable and other accrued expenses	1,195,660	-	1,195,660	1,195,660
TOTALS	$14,433,115	$ -	$14,433,115	$14,433,115

Securities Service Network, LLC
Notes to Consolidated Financial Statement
December 31, 2019

4. Income Taxes

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

An Internal Revenue Code ("IRC") Section 338(h)(10) election was made in connection with the LTS Acquisition, which treated the acquisition as an asset acquisition for U.S. federal income tax purposes. The Company received a step-up in the tax basis of the identifiable intangible assets of $30,901,000 and goodwill of $9,281,000, which are not reflected in the accompanying financial statements. The difference between the bases for financial reporting and tax with respect to the identifiable intangible assets and goodwill resulted in the recognition of a deferred tax asset with a corresponding increase in member's equity. Changes to the deferred tax asset related to tax amortization is being reported as a component of deferred tax expense with an offset to the current tax benefit.

In assessing its ability to recover its deferred tax assets, the Company evaluates whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, the Company believes it is more likely than not that it will realize the benefit of its deferred tax asset as of December 31, 2019.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority.

Securities Service Network, LLC
Notes to Consolidated Financial Statement
December 31, 2019

4. Income Taxes *(continued)*

For a tax position that meets the more likely than not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income taxes as a component of income tax expense.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2019 are as follows:

Deferred tax assets:	
Identifiable intangible assets and goodwill	$7,283,416
Federal benefit of uncertain tax positions	19,550
Restricted stock expense	12,745
Accruals	17,683
Allowance for doubtful accounts	16,313
Total deferred tax assets	7,349,707
Deferred tax liability:	
Contract Acquisition Costs	(44,923)
Other	(5,060)
Total deferred tax liabilities	(49,983)
Net deferred tax asset	$7,299,724

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2019, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2016 through 2019.

Securities Service Network, LLC
Notes to Consolidated Financial Statement
December 31, 2019

5. Contingencies

In February 2018, the SEC announced a Share Class Selection initiative ("Initiative") to encourage registered investment advisory firms to self-report failures to disclose conflicts of interest to clients concerning the selection of mutual fund share classes that paid fees pursuant to Rule 12b-1 of the Investment Company Act of 1940 for the period 2014-2016. Under the Initiative, the SEC will require self-reporting firms, among other things, to disgorge to clients the 12b-1 fees received during the relevant period when lower cost share classes were available. The Company determined to self-report under the Initiative and recorded $1,660,184 in liabilities. During 2019, the Company paid out $1,621,708 pursuant to the terms of the order. The remaining $38,476 will be disbursed in 2020.

In the ordinary course of business, in the addition to the above disclosed matter, the Company is defendant in other litigation, arbitration and regulatory proceedings and may be subject to unasserted claims primarily in connection with their activities as securities broker-dealers or as a result of services provided in connection with securities offerings. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings.

When the Company believes that is probable that a liability has been incurred and the amount of loss can be reasonable estimated (after giving effect to any reasonably certain expected insurance recovery), the Company accrues such amount. Disclosure of matters and related amounts is made when the criteria under GAAP is met for such disclosures. Upon final resolution, amounts payable may differ materially from amounts accrued.

6. Off Balance-Sheet Risk and Concentration in Credit Risk

The Company maintains its cash in bank deposit accounts and brokerage accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") up to certain limits. The Company has not experienced any losses in such accounts.

Two clearing houses accounted for substantially all the Company's accounts receivable as of December 31, 2019.

The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company primarily clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2019, there were no amounts to be indemnified to the clearing brokers for customer accounts.

Securities Service Network, LLC
Notes to Consolidated Financial Statement
December 31, 2019

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $8,149,163 which was $7,899,163 in excess of its required capital of $250,000. The Company's net capital ratio was 1.86 to 1.

The Company claims exemption from the provision of the SEC's Rule 15c3-3 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) as it clears its customer transactions through its clearing brokers on a fully disclosed basis.

8. Subsequent Events

On November 11, 2019, Ladenburg Thalmann Financials Services, Inc. ("LTFS"), the then parent company of Securities Service Network, LLC, entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among LTFS, Advisor Group Holdings, Inc., a Delaware corporation ("Advisor Group"), and Harvest Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Advisor Group ("Merger Sub"). Under the Merger Agreement, on February 14, 2020, Merger Sub merged with and into LTFS (the "Merger"), with LTFS continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Advisor Group. As a result of the Merger, a change of control of LTFS occurred, and LTFS is now a wholly-owned subsidiary of Advisor Group, which is controlled by an investor group led by Reverence Capital Partners, LLC.

The Merger caused each share of LTFS Common Stock to be cancelled and converted into the right to receive $3.50 in cash (the "Merger Consideration").

Each outstanding option award to purchase LTFS Common Stock (a "LTFS Option") was accelerated. Each holder of an LTFS Option received cash equal to the product of (i) the number of shares subject to the LTFS Option and (ii) the excess of the Merger Consideration over the exercise price per share of the LTFS Option.

All outstanding restricted stock awards of LTFS (a "LTFS Restricted Share") were accelerated with each holder receiving cash equal to the product of (i) the number of LTFS Restricted Shares held and (ii) the Merger Consideration.